Filed Pursuant to

Rule 424(b)(3)

File No. 333-106501

KH FUNDING COMPANY

SUPPLEMENT DATED MAY 14, 2004 TO PROSPECTUS DATED NOVEMBER 3, 2003

The following information supplements our prospectus dated November 3, 2003 related to the sale of our debt securities. You should review this information prior to making an investment decision. This supplement should be read in conjunction with the prospectus dated November 3, 2003.

PLAN OF DISTRIBUTION

Use of Broker-dealers

To date, the Notes have been offered and sold by KH Funding without the services of an underwriter, broker-dealer or finder. Accordingly, no sales commissions or fees have been paid to date in connection with this offering. Mr. Robert L. Harris, our President and Chief Executive Officer, has been the only person participating in sales of the offering. However, KH Funding will now begin to employ the services of National Association of Securities Dealers, Inc. member broker-dealer(s) in the future for purposes of offering the Notes on a “best-efforts” or agency basis. KH Funding will pay the broker-dealer(s) a commission, which we estimate will range from .6% to 3.5% of the sale price of any Notes sold through the broker-dealer(s). All commissions will be due upon sale of the Notes except with respect to the sale of the One Day and Thirty Day Demand Notes, where the commission will be payable quarterly and shall be calculated on the average daily balance for the respective previous quarter. A small residual commissions, paid on 3-year and 5-year Notes sold that have remained in the hands of the holder, are also calculated as a percentage of the initial purchase payment for such Note and will be paid quarterly after the first anniversary. A commission becomes payable only upon acceptance by KH Funding of the application to purchase a Note, and after payment for such Note has been verified and cleared. KH Funding will make payment of all commissions then payable by the 15th of each calendar month.

We have also agreed to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act.

Of course, with the use of brokers, expenses of the offering will increase and the proceeds we receive will be less than originally estimated.

Additional States

KH Funding has been offering the Notes to the public in California, District of Columbia, Delaware, Florida, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, South Carolina, Virginia and Wisconsin. We filed with each of the states and received notice that the registration of the Notes has been declared effective in those states (most simultaneously with the effectiveness of the registration statement by the U.S. Securities and Exchange Commission, the remainder within a short period thereafter). KH Funding now proposes to offer the Notes to the public in Iowa, Illinois, Michigan, Minnesota, Montana and North Dakota. In North Dakota, initially we will be offering only up to $3.0 million; such amount may be increased at a later date based up sales in such state. To date, we have filed with each of these additional states and are awaiting responses. We believe that the registration of the Notes will become effective in such states without issue.